UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ocean Thermal Energy Corporation (formerly TetriDyn Solutions, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

675101 109

(CUSIP Number)

May 9, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675101 109	13G	Page 2 of 5

1	NAME OF REPORTING PERSON Steve Oney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,648,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,648,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,648,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2% (1)
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 675101 109	13G	Page 3 of 5

Item 1(a).	Name of Issuer:

Ocean Thermal Energy Corporation (formerly TetriDyn Solutions, Inc.), a Nevada corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

800 South Queen Street

Lancaster, PA 17603

Item 2(a).	Name of Person Filing:

Steve Oney

Item 2(b).	Address of Principal Business Office or, if none, Residence:

18725 Falling River Drive

Gaithersburg, MD 20879

Item 2(c).	Citizenship:

Steve Oney - United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 (the “Common Stock”).

Item 2(e).	CUSIP Number:

675101 109.

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 7,648,000 shares of Common Stock.

(b)	Percent of Class: 6.2% (1).

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

7,648,000 shares of Common Stock.

(ii)	shared power to vote or to direct the vote:

0 shares of Common Stock.

(iii)	sole power to dispose or to direct the disposition of:

7,648,000 shares of Common Stock.

shared power to dispose or to direct the disposition of:

0 shares of Common Stock.

CUSIP No. 675101 109	13G	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Explanatory Notes:

(1)	The percentage set forth in Row 11 of the cover page and this Item 4(b) assumes that 122,755,483 shares of common stock outstanding as of May 11, 2017, as reported in the Issuer’s Current Report on Form 8-K filed on May 12, 2017.

CUSIP No. 675101 109	13G	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2017

Steve Oney

By: /s/ Steve Oney
Steve Oney